Exhibit 99

Joint Filer Information

Name:	Elan Science Three Limited
Address:	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Designated Filer:	Elan Corporation, plc
Issuer & Ticker Symbol:	Alkermes plc (ALKS)
Date of Earliest Transaction Required to be Reported:	9/16/11
Signature:	/s/ William F. Daniel Name: William F. Daniel Title: Company Secretary Elan Science Three Limited